Exhibit 12.1

Ration of Earnings to Fixed Charges

(in millions, except ratios)

	Year Ended December 31,
	2007	2008	2009	2010	2011
Earnings:
Income from continuing operations before income taxes and noncontrolling interest	$109.1	$68.0	$72.3	$94.5	$91.5
Add (less):
Loss attributable to noncontrolling interest before income taxes	2.8	1.9	—	—	—
Add Fixed Charges:
Interest Expense	27.1	26.2	22.0	22.8	25.8
Portion of rent representative of an interest factor	2.8	3.3	3.4	3.2	3.7
Adjusted income before income taxes	$141.8	$99.4	$97.7	$120.5	$121.0

Fixed Charges
Interest Expense	$27.1	$26.2	$22.0	$22.8	$25.8
Portion of rent representative of an interest factor	2.8	3.3	3.4	3.2	3.7
Total Fixed Charges	$29.9	$29.5	$25.4	$26.0	$29.5

Ratio of earnings to fixed charges	4.7	3.4	3.8	4.6	4.1